UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **October 20, 2003**

Transcat, Inc.

(Exact name of registrant as specified in charter)

Ohio	**000-03905**	**16-0874418**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

35 Vantage Point Drive, Rochester, New York	**14624**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **585-352-7777**

(Former name or former address, if changed since last report)

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

(c) Exhibit 99.1 – Transcat, Inc. Press Release dated October 20, 2003

Item 12. Results of Operations and Financial Condition.

On October 20, 2003, Transcat, Inc. (the "Company") issued a press release regarding its financial results for the second quarter ended September 27, 2003. The Company's press release is furnished as Exhibit 99.1 to this Form 8-K and is incorporated herein by reference.

The information in this Form 8-K, including Exhibit 99.1, is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be incorporated by reference into any filing pursuant to the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

**TRANSCAT, INC.**

Dated: October 22, 2003

By: /s/ Charles P. Hadeed

Charles P. Hadeed
Vice President - Finance

INDEX TO EXHIBITS

(99)   Additional Exhibits

Exhibit 99.1   Transcat, Inc. Press Release dated October 20, 2003